U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Gores Investment Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):
10877 Wilshire Boulevard, 18th Floor
Los Angeles, California 90024

Telephone Number (including area code): (310) 209-3010

Name and address of agent for service of process:
The Corporation Trust Incorporated
300 East Lombard Street
Baltimore, MD 21202

Copy to: Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
Attention: David P. Kreisler, Esq.
Brian A. Haskel, Esq.

Check one of the following:

☒	The Company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: May 6, 2004

☐	The Company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary:

Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in Massachusetts; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Los Angeles and the state of California on the 6th day of May, 2004.

GORES INVESTMENT CORPORATION

By:	/s/ David M. McGovern

Name:	David M. McGovern
Title:	President and Chief Executive Officer

Attest:	/s/ Scott Honour

Scott Honour, Secretary